Exhibit 99.1

Operating and Financial Review
DÜSSELDORF, GERMANY - February 4, 2025 – trivago N.V. (NASDAQ: TRVG) (the “Company”, “we,” “us,” “our,” or “trivago,”) announced financial results for the fourth quarter ended December 31, 2024.

Highlights:
•Total revenue grew 3% to €94.8 million, with Referral Revenue growing 5% to €93.5 million during the fourth quarter, compared to the same prior year period. This marks a return to revenue growth for the first time since the first quarter of 2023.
•Net income grew by 104% to €5.1 million and Adjusted EBITDA1 grew by 52% to €11.1 million during the fourth quarter, compared to the same prior year period.
•New advertisement campaigns, which feature trivago’s new Brand Ambassador Jürgen Klopp, launched in key markets, including the United States, the United Kingdom, and Canada.
•Strong double-digit overall revenue growth year-over-year across all three reporting segments in January 2025.

"In the fourth quarter of 2024, we reached a turning point towards sustainable growth. We are excited to share that in the last quarter, we achieved a 3% top-line growth while delivering €11.1 million in Adjusted EBITDA, both exceeding our expectations. Our brand investments are paying off, demonstrated by continued positive brand revenue trajectory. Looking ahead to 2025 and beyond, we are well positioned for growth which we can already see with strong double-digit revenue growth in January," said Chief Executive Officer Johannes Thomas.

"Our robust financial performance in the fourth quarter and the excellent start to the year are very encouraging. Both the fourth quarter of 2024 and January 2025 exceeded our expectations. With a return to revenue growth, a strong cash balance of over €130 million at the end of 2024, no long-term debt, and a healthy Adjusted EBITDA margin1 of around 10% over the last two quarters, we have successfully returned to a profitable growth trajectory. The company believes it is in a solid position as we look forward to 2025," said Chief Financial Officer Robin Harries.

Financial Summary & Operating Metrics (€ millions, unless otherwise stated)

	Three months ended December 31,			Twelve months ended December 31,
	2024	2023	Δ Y/Y	2024	2023	Δ Y/Y
Total revenue	94.8	91.7	3%	460.8	485.0	(5)%
Referral Revenue	93.5	88.8	5%	456.2	476.8	(4)%
Return on Advertising Spend	162.9%	155.4%	7.5 ppts	132.1%	147.6%	(15.5) ppts
Net income/(loss)	5.1	2.5	104%	(23.7)	(164.5)	(86)%
Adjusted EBITDA	11.1	7.3	52%	10.2	54.1	(81)%

(1) “Adjusted EBITDA” and "Adjusted EBITDA margin" are non-GAAP measures. Please see “Definitions of Non-GAAP Measures” and “Tabular Reconciliations for Non-GAAP Measures” on pages 17 to 18 herein for explanations and reconciliations of non-GAAP measures used.

About trivago N.V.
trivago N.V. is a global hotel and accommodation search platform. We are focused on reshaping the way travelers search for and compare different types of accommodations, such as hotels, vacation rentals and apartments, while enabling our advertisers to grow their businesses by providing them with access to a broad audience of travelers via our websites and apps. Our platform allows travelers to make informed decisions by personalizing their search for accommodations and providing them with access to a deep supply of relevant information and prices. As of December 31, 2024, we offered access to more than 5.0 million hotels and other types of accommodation in over 190 countries, including over 3.8 million units of alternative accommodation, such as vacation rentals and apartments. Our search platform forms the core of our user experience and can be accessed globally via 53 localized websites and apps available in 31 languages.

Discussion of Results
The discussion of results should be considered together with our unaudited financial information included with this review and the periodic reports we file with the Securities and Exchange Commission, including our Annual Report on Form 20-F for the fiscal year ended December 31, 2023. Certain information and disclosures normally included in consolidated financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”) have been omitted from this review. The unaudited information included with this review is derived from our preliminary internal financial reports and is subject to revision based on the completion of our year-end processes necessary to finalize our audited financial statements as of and for the year ended December 31, 2024.

Recent Trends
Total revenues grew by 3% to €94.8 million in the fourth quarter, compared to the same prior year period, primarily driven by the 5% growth in Referral Revenue. We believe the return to year-over-year growth represents a turning point in our strategic multi-year efforts to rejuvenate the brand and achieve our goal of double-digit revenue growth in the medium-term as previously announced. Our strategic focus on rebuilding the brand has been critical to achieving these results. Net income and Adjusted EBITDA grew by 104% to €5.1 million, and by 52% to €11.1 million, respectively, compared to the same prior year period, which exceeded our expectations for the quarter.

Investments in our branded channel traffic2 across all three reporting segments have fueled the growth during the quarter. These investments assisted us in reaching a larger audience, resulting in a strengthened branded baseline that we believe will have a long-term positive impact. In late December 2024, we launched our new global marketing campaigns featuring our Brand Ambassador, Jürgen Klopp. These campaigns have resonated well with audiences in key launch markets, including the United States, United Kingdom, and Canada, which we believe has benefited our brand during the fourth quarter of 2024 and will continue into 2025.

Referral Revenue grew year-over-year in our Americas and Rest of World segments. In Americas, we observed healthy levels of growth in monetization as compared to the third quarter of 2024 and the fourth quarter of the prior year. In Rest of World, higher branded channel traffic volumes and better booking conversion more than offset the slightly softer monetization for the quarter compared to the fourth quarter of the prior year (though monetization in Rest of World showed positive improvements over the course of the fourth quarter). We observed softer monetization in Developed Europe as compared to the same prior year quarter. Referral Revenue in Developed Europe declined 2% year-over-year in the fourth quarter of
2 Branded channel traffic refers to traffic to our platform through: one of our localized platform websites, one of our downloadable mobile applications, branded search engine optimization marketing channels (or "branded free traffic") for keyword searches that are inclusive of the trivago brand name, and/or paid keyword searches that include the trivago brand name, such as "trivago" or "trivago hotel".

2024, continuing the trend of sequential improvement seen throughout the second half of the year, driven by increased branded channel traffic in response to our brand marketing investments.

In conjunction with our revenue growth, operating expenses of €87.0 million remained relatively stable compared to €87.3 million in the same prior year quarter. Operating expenses excluding Advertising Spend of €57.4 million (2023: €57.2 million), decreased by 2% compared to the same prior year period, demonstrating the successful execution of our strategic objective to deliver revenue growth while exercising operational discipline.

Outlook
During the first weeks of 2025, we have observed strong double-digit year-over-year revenue growth in all three reporting segments. We are encouraged by the strong start to the new year, which has exceeded our expectations. We believe the performance marketing channel3 headwinds observed in prior quarters have largely subsided over the course of 2024 and anticipate this will reduce volatility in our upcoming earnings.

Our total Advertising Spend remains at a fraction of historical levels, which we believe highlights the significant upside potential that remains of further increasing our global marketing efforts. We plan to continue pursuing our strategy of prioritizing investing in our brand over short-term profit maximization and to take an opportunity-driven approach to investing, focusing on investments that we believe will deliver long-term benefits. We expect to continue re-investing our profits into our marketing strategy, including further increasing our Advertising Spend in the upcoming year to maintain the positive momentum we have seen so far. We believe trivago is well-positioned, well-capitalized, and ready to sustain its growth trajectory. As a result, for the full year 2025, we expect total revenues to grow by at least high single-digit percentage levels compared to the same period in 2024, and to achieve at least breakeven Adjusted EBITDA levels for the full year-ending 2025.

Revenue, Advertising Spend, and Return of Advertising Spend
Referral Revenue & Other Revenue
We match our users’ searches with large numbers of hotel and other accommodation offers through our auction platform, which we call our marketplace. With our marketplace, we provide advertisers a competitive forum to access user traffic by facilitating a vast quantity of auctions on any particular day. Advertisers submit hotel room and other accommodation rates and participate in our marketplace primarily by making bids for each user click on an advertised rate for a hotel or other accommodation on a cost-per-click, or CPC, basis. We also offer the option for our advertisers to participate in our marketplace on a cost-per-acquisition, or CPA, basis.

We earn substantially all of our revenue when users of our websites and apps click on hotel and accommodation offers or advertisements in our search results and are referred to one of our advertisers, or when a user makes a booking on the advertiser's website ultimately from a referral from our platform. We call this our Referral Revenue.

3 Performance marketing channel traffic refers to traffic to our platform that is acquired for our website by purchasing certain keywords (excluding keyword combinations inclusive of the trivago brand name) from general search engines (referred to as “search engine marketing”), such as Google or Yahoo!, and through advertisements on other online marketing channels such as advertising networks, social media sites, and affiliate websites.

Management has identified three reportable segments: Americas, Developed Europe and Rest of World (RoW). Our Americas segment is comprised of Argentina, Brazil, Canada, Chile, Colombia, Ecuador, Mexico, Peru, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our RoW segment is comprised of all other countries. In the fourth quarter of 2024, the most significant countries by revenue in that segment were Japan, Australia, Turkey, New Zealand, and India. We have also determined that our equity method investment in Holisto Limited has met the criteria for an operating segment, however, it does not meet the quantitative thresholds of a separate reportable segment.

We also earn revenue by offering our advertisers business-to-business (B2B) solutions such as data product offerings and subscription fees earned from advertisers for the trivago Business Studio subscriptions. These revenue streams do not represent a significant portion of our total revenue.

Referral Revenue by Segment & Other Revenue (€ millions)

	Three months ended December 31,				Twelve months ended December 31,
	2024	2023	Δ €	Δ %	2024	2023	Δ €	Δ % Y/Y
Americas	€36.0	€33.3	€2.7	8%	€173.6	€176.4	€(2.8)	(2)%
Developed Europe	37.0	37.6	(0.6)	(2)%	192.1	215.7	(23.6)	(11)%
Rest of World	20.5	17.9	2.6	15%	90.5	84.7	5.8	7%
Total Referral Revenue	€93.5	€88.8	€4.7	5%	€456.2	€476.8	€(20.6)	(4)%
Other revenue	1.3	2.9	(1.6)	(55)%	4.7	8.2	(3.5)	(43)%
Total revenue	€94.8	€91.7	€3.1	3%	€460.8	€485.0	€(24.2)	(5)%
Note: Some figures may not add up due to rounding.

Total revenue increased by €3.1 million during the three months ended December 31, 2024, and decreased by €24.2 million during the twelve months ended December 31, 2024, compared to the same periods in 2023. For the three months ended December 31, 2024, the increase was primarily driven by growth from branded channel traffic in response to our brand marketing investments and improved booking conversion. This was partly offset by lower performance marketing channel traffic volumes from increased competition and softer bidding dynamics observed on our platform. For the twelve months ended December 31, 2024, the overall decline of €24.2 million was the result of lower performance marketing channel traffic volumes from increased competition and softer bidding dynamics on our platform, which outweighed the revenue growth from branded channel traffic in response to our increased brand marketing investments and improved booking conversion.

Americas
Referral Revenue increased by €2.7 million and decreased by €2.8 million during the three and twelve months ended December 31, 2024, respectively, compared to the same periods in 2023. Revenue from branded channel traffic in our North American markets, which continued to perform better than our Latin American markets, grew in response to our increased brand marketing investments and healthier bidding dynamics on our platform. For the three months ended December 31, 2024, the increase was partly offset by lower performance marketing channel traffic volumes. For the twelve months ended December 31, 2024, the growth in branded channel traffic revenue was more than offset by the decline in performance marketing channel traffic volumes, resulting in an overall decline.

Developed Europe
Referral Revenue decreased by €0.6 million and €23.6 million during the three and twelve months ended December 31, 2024, respectively, compared to the same periods in 2023. The decreases were primarily driven by lower performance marketing channel traffic volumes and softer bidding dynamics on our platform. Despite the overall decreases, we observed higher revenues generated from branded channel traffic sources, reaching double-digit growth in both the third and fourth quarters of 2024 compared to the same periods in 2023, as a result of increased brand investments.

Rest of World
Referral Revenue increased by €2.6 million and €5.8 million during the three and twelve months ended December 31, 2024, respectively, compared to the same periods in 2023. The increases were primarily driven by higher branded channel traffic volumes resulting from our increased brand marketing investments and better booking conversion. These were partly offset primarily by slightly softer bidding dynamics. While revenues generated from performance marketing channels were still lower during the twelve months ended December 31, 2024 compared to the same period in 2023, we saw a year-over-year increase in the third and fourth quarters of 2024, particularly driven by traffic derived from sources other than Google.

Other Revenue
Other revenue decreased by €1.6 million and €3.5 million during the three and twelve months ended December 31, 2024, respectively, compared to the same periods in 2023. The decrease during the three months was driven by lower depositary fee reimbursements and the discontinuation of other B2B revenue sources in the middle of 2024. The decrease for the twelve months ended December 31, 2024 was further driven by the progressive reduction of white label revenues as we discontinued the product over the course of 2023.

Advertiser Concentration
We generate the majority of our Referral Revenue from online travel agencies, or OTAs. For brands affiliated with Expedia Group, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif, Vrbo and ebookers, the share of our Referral Revenue was 35% and 37% during the three and twelve months ended December 31, 2024, respectively, compared to 34% and 36% in the same periods in 2023. For brands affiliated with Booking Holdings, including Booking.com, Agoda and priceline.com, the share of our Referral Revenue was 39% during the three and twelve months ended December 31, 2024, compared to 43% in the same periods in 2023.

Advertising Spend
Advertising Spend is included in selling and marketing expense and consists of fees that we pay for our various marketing channels like TV, search engine marketing, display and affiliate marketing, email marketing, online video, app marketing, content marketing, and sponsorship and endorsement.
Advertising Spend by Segment (€ millions)

	Three months ended December 31,				Twelve months ended December 31,
	2024	2023	Δ €	Δ %	2024	2023	Δ €	Δ % Y/Y
Americas	€22.6	€19.2	€3.4	18%	€136.4	€119.0	€17.4	15%
Developed Europe	21.0	24.6	(3.6)	(15)%	136.3	147.7	(11.4)	(8)%
Rest of World	13.8	13.4	0.4	3%	72.7	56.5	16.2	29%
Total Advertising Spend	€57.4	€57.2	€0.2	0%	€345.4	€323.2	€22.2	7%

Total Advertising Spend increased by €0.2 million and €22.2 million during the three and twelve months ended December 31, 2024, respectively, compared to the same periods in 2023. The increase during the three months ended December 31, 2024 was primarily driven by higher brand marketing investments, particularly in Developed Europe and Americas aimed at increasing the volume of direct traffic to our platforms. This was partly offset by reduced performance marketing spend due to increased competition, particularly in Developed Europe. For the twelve months ended December 31, 2024, the increase was primarily driven by higher brand marketing investments across all segments. This was partly offset by reduced performance marketing spend due to increased competition, particularly in Developed Europe.

Return on Advertising Spend (ROAS)
ROAS Contribution is the difference between Referral Revenue and Advertising Spend. ROAS is the ratio of Referral Revenue to Advertising Spend. We believe that both are indicators of the efficiency of our advertising. ROAS is our primary operating metric.

ROAS Contribution (in € millions) and ROAS (in %) by Segment

	Three months ended December 31,
	ROAS Contribution			ROAS
	2024	2023	Δ €	2024	2023	Δ ppts
Americas	€13.5	€14.1	€(0.6)	159.6%	173.4%	(13.8) ppts
Developed Europe	16.0	13.0	3.0	176.0%	152.7%	23.3 ppts
Rest of World	6.7	4.6	2.1	148.3%	134.5%	13.8 ppts
Global	€36.1	€31.7	€4.4	162.9%	155.4%	7.5 ppts
Note: Some figures may not add up due to rounding.

	Twelve months ended December 31,
	ROAS Contribution			ROAS
	2024	2023	Δ €	2024	2023	Δ ppts
Americas	€37.2	€57.4	€(20.2)	127.3%	148.3%	(21.0) ppts
Developed Europe	55.8	68.0	(12.2)	140.9%	146.0%	(5.1) ppts
Rest of World	17.8	28.3	(10.5)	124.5%	150.1%	(25.6) ppts
Global	€110.8	€153.7	€(42.9)	132.1%	147.6%	(15.5) ppts

Global ROAS increased by 7.5 ppts during the three months ended December 31, 2024, compared to the same period in 2023, driven by improved performance in Developed Europe and Rest of World, where Advertising Spend generated a higher share of branded revenue. This improvement was partially offset by lower ROAS in Americas, where increased brand marketing investments resulted in revenue growth for the quarter but at a lower ROAS due to higher Advertising Spend. During the twelve months ended December 31, 2024, global ROAS decreased by 15.5 ppts primarily due to increased brand marketing efforts across all segments with the intention of increasing the volume of direct traffic to our platforms.

Expenses
Expenses by Cost Category (€ millions)

	Three months ended December 31,				As a % of Revenue
	2024	2023	Δ €	Δ %	2024	2023
Cost of revenue	€2.7	€2.8	€(0.1)	(4)%	3%	3%
Selling and marketing	63.6	63.7	(0.1)	(0)%	67%	69%
Advertising Spend	57.4	57.2	0.2	0%	61%	62%
Other selling and marketing	6.2	6.5	(0.3)	(5)%	7%	7%
Technology and content	12.5	12.1	0.4	3%	13%	13%
General and administrative	8.1	8.6	(0.5)	(6)%	9%	9%
Amortization of intangible assets	—	0.0	0.0	0%	0%	0%
Impairment of intangible assets and goodwill	0.1	—	0.1	—%	0%	—%
Total costs and expenses	€87.0	€87.3	€(0.3)	0%	92%	95%
Note: Some figures may not add up due to rounding.

	Twelve months ended December 31,				As a % of Revenue
	2024	2023	Δ €	Δ %	2024	2023
Cost of revenue	€11.3	€12.0	€(0.7)	(6)%	2%	2%
Selling and marketing	368.2	345.6	22.6	7%	80%	71%
Advertising Spend	345.4	323.2	22.2	7%	75%	67%
Other selling and marketing	22.8	22.4	0.4	2%	5%	5%
Technology and content	50.2	49.0	1.2	2%	11%	10%
General and administrative	33.1	38.7	(5.6)	(14)%	7%	8%
Amortization of intangible assets	0.0	0.1	(0.1)	(100)%	0%	0%
Impairment of intangible assets and goodwill	30.1	196.1	(166.0)	(85)%	7%	40%
Total costs and expenses	€493.0	€641.6	€(148.6)	(23)%	107%	132%

Note: Some figures may not add up due to rounding.

Cost of Revenue
Cost of revenue decreased by €0.1 million and €0.7 million during the three and twelve months ended December 31, 2024, respectively, compared to the same periods in 2023. These decreases were primarily due to a reduction of certain core cloud-related service provider costs that are closely related to revenue generation, partly offset by higher personnel costs due to an increase in headcount and compensation costs compared to the same periods in 2023. The decrease in the twelve months ended December 31, 2024 was further driven by lower data center-related service provider costs.

Selling and Marketing
Selling and marketing expense decreased by €0.1 million and increased by €22.6 million during the three and twelve months ended December 31, 2024, respectively, compared to the same periods in 2023. Of the total selling and marketing expenses, Advertising Spend represented 90% and 94% for the three and twelve months ended December 31, 2024, respectively. See "Advertising Spend" above for further details.

Other selling and marketing expense decreased by €0.3 million during the three months ended December 31, 2024, while it increased by €0.4 million during the twelve months ended December 31, 2024, compared to the same periods in 2023.

The decrease during the three months ended December 31, 2024 was primarily driven by lower marketing expenses due to the end of our long-term sponsorship agreement in June 2024, a reduction in personnel costs from a lower headcount, and the non-recurrence of marketing commitments written off in 2023. These were partly offset by higher share-based compensation expense in connection with restricted stock units (RSUs) issued for marketing services received.

The increase during the twelve months ended December 31, 2024 was primarily driven by higher television advertisement production costs, the recognition of cumulative Canadian digital services taxes in the second quarter of 2024 as legislation was passed with retroactive effect from January 1, 2022, and higher share-based compensation expense in connection with RSUs issued for marketing services received. These were partly offset by lower expenses incurred to acquire traffic related to our products that were discontinued over the course of 2023, lower marketing expenses due to the end of our long-term sponsorship agreement, the non-recurrence of marketing commitments written off in 2023, and lower personnel expenses resulting mostly from lower headcount.

Technology and Content
Technology and content expense increased by €0.4 million and €1.2 million during the three and twelve months ended December 31, 2024, respectively, compared to the same periods in 2023.

The increases in both periods were primarily driven by higher non-core cloud-related service provider costs, including a one-time fee paid in the fourth quarter of 2024 related to a contract amendment. The increases were partly offset by lower depreciation and salaries expenses as a result of the tax credits mentioned below. The increases were further offset by lower share-based compensation and content-related service provider costs. The increase in the twelve months ended December 31, 2024 was further driven by higher personnel costs due to lower capitalized developer salaries as certain projects finalized at the end of 2023, and higher annual compensation costs, partly offset by lower headcount during the first half of 2024.

In the fourth quarter of 2024, we received approval from the German tax authority for €1.4 million in tax credits related to certain capitalized development costs incurred between 2020 and 2022 associated with our website and internal-use software. A portion of the capitalized costs has already been amortized in accordance with the capitalized software's useful life. As a result, we recorded a credit to technology and content operating expenses of €1.0 million, primarily representing depreciation expenses already recognized in prior periods, in our unaudited condensed consolidated statements of operations for both the three and twelve months ended December 31, 2024. Additionally, we recorded a €0.4 million credit in net property and equipment on our unaudited condensed consolidated balance sheet as of December 31, 2024, which will be amortized over the remaining useful life of the capitalized software.

General and Administrative
General and administrative expense decreased by €0.5 million and €5.6 million during the three and twelve months ended December 31, 2024, respectively, compared to the same periods in 2023. These decreases were primarily driven by lower personnel costs relating to changes in the executive leadership, lower legal expenses, and the non-recurrence of American Depositary Share (ADS) cancellation fees incurred in connection with our equity restructuring completed in 2023. The decrease in the three months ended December 31, 2024 was partly offset by higher share-based compensation expense compared to the same period in 2023. The decrease in the twelve months ended December 31, 2024 was further driven by lower share-based compensation and lower expected credit losses on trade receivables, compared to the same period in 2023.

Impairment of intangible assets and goodwill
We recognized an impairment loss of €0.1 million in the fourth quarter of 2024 as a result of a reduction in the fair value of certain intangible assets. Additionally, as a result of our annual impairment test performed in the third quarter of 2024, we recorded an impairment charge of €30.0 million to our indefinite-lived intangible assets. The impairment was driven by the decline in revenue observed in 2024 compared to the prior year primarily resulting from the headwinds in our performance marketing channels that have delayed our previously expected growth and continued uncertainty in respect of the overall economic environment. Share price declines observed during 2024 have also reduced our total market capitalization relative to our net assets.

As a result of our annual impairment test performed in the third quarter of 2023, the Developed Europe and Americas reporting unit goodwill balances were eliminated as a result of impairment charges of €95.5 million and €86.5 million, respectively. We also recorded an impairment charge of €14.2 million to our indefinite-lived intangible assets. The impairments were driven by adjustments made to our profitability outlook arising from the announced strategy shift to long-term growth, share price decline during the third quarter of 2023, uncertainty in our operating environment, and the continued uncertainty in respect of the overall economic environment.

Income Taxes, Net Loss and Adjusted EBITDA(1) (€ millions)

	Three months ended December 31,			Twelve months ended December 31,
	2024	2023	Δ €	2024	2023	Δ €
Operating income/(loss)	€7.8	€4.4	€3.4	€(32.2)	€(156.6)	€124.4
Other income/(expense)
Interest expense	(0.0)	(0.0)	0.0	(0.0)	(0.0)	0.0
Interest income	0.8	1.1	(0.3)	3.6	5.2	(1.6)
Other, net	(0.0)	(0.1)	0.1	0.4	(0.5)	0.9
Total other income, net	€0.8	€0.9	€(0.1)	€3.9	€4.7	€(0.8)

Income/(loss) before income taxes	8.7	5.4	3.3	(28.2)	(151.9)	123.7
Expense/(benefit) for income taxes	2.8	2.8	0.0	(6.3)	12.4	(18.7)
Income/(loss) before equity method investments	€5.8	€2.5	€3.3	€(22.0)	€(164.3)	€142.3
Loss from equity method investments	(0.8)	(0.0)	(0.7)	(1.7)	(0.2)	(1.5)
Net income/(loss)	€5.1	€2.5	€2.6	€(23.7)	€(164.5)	€140.8

Adjusted EBITDA(1)	€11.1	€7.3	€3.8	€10.2	€54.1	€(43.9)
Note: Some figures may not add up due to rounding.
(1) “Adjusted EBITDA” is a non-GAAP measure. Please see “Definitions of Non-GAAP Measures” and “Tabular Reconciliations for Non-GAAP Measures” on pages 17 to 18 herein for explanations and reconciliations of non-GAAP measures used.

Income Taxes
Income tax expense was €2.8 million during both the three months ended December 31, 2024 and 2023. The total weighted-average tax rate for the three months ended December 31, 2024 was 31.2%, which primarily reflects the German statutory tax rate of approximately 31.2%. The effective tax rate for the three months ended December 31, 2024 was 32.9%, compared to 52.5% in the same period in 2023. The change in effective tax rate between the two periods primarily reflects the difference in deferred tax adjustments related to temporary items.

Income tax benefit was €6.3 million during the twelve months ended December 31, 2024, compared to income tax expense of €12.4 million during the same period in 2023. The effective tax rate for the twelve months ended December 31, 2024 was 22.1%, compared to (8.2)% in the same period in 2023. The change in effective tax rate between the two periods primarily reflects the non-tax-deductible goodwill impairment recognized in the prior year, the lower amount of trademark impairment recognized in the prior year, and the difference in pre-tax profit and loss positions between the periods.

The difference between the weighted average tax rate and the effective tax rate for both the three and twelve months ended December 31, 2024 primarily relates to the non-tax-deductible share-based compensation expense in both periods.

The uncertain tax position for unrecognized tax benefits relating to the deductibility of expenses was €8.7 million as of December 31, 2024. This liability is presented within accrued expenses and other current liabilities in the unaudited condensed consolidated balance sheet as of December 31, 2024, compared to the presentation in other long-term liabilities as of December 31, 2023.

Net Income/Loss and Adjusted EBITDA
Net income was €5.1 million during the three months ended December 31, 2024, and net loss was €23.7 million during the twelve months ended December 31, 2024. The twelve months ended included an impairment charge of €30.0 million to our indefinite-lived intangible assets. Adjusted EBITDA was €11.1 million and €10.2 million, during the three and twelve months ended December 31, 2024, respectively, primarily driven by favorable return on our brand advertising investments particularly during the second half of the year.

Balance Sheet and Cash Flows
Total cash, cash equivalents and restricted cash were €134.1 million as of December 31, 2024, compared to €102.2 million as of December 31, 2023. The increase of €31.9 million during the twelve months ended December 31, 2024, was mainly driven by €20.3 million cash provided by operating activities and €12.2 million cash provided by investing activities, partly offset by cash used in financing activities of €0.8 million.

Cash provided by operating activities during the twelve months ended December 31, 2024, was primarily driven by the net loss adjusted by non-cash items of €10.3 million and the overall positive change in operating assets and liabilities of €9.9 million. Non-cash items reconciled from net loss include impairment losses of €30.1 million, share-based compensation of €8.5 million, and depreciation of €3.7 million, which includes the reduction from the tax credits recorded in the fourth quarter of 2024, partly offset by a reduction of deferred income taxes of €9.8 million.

The positive change in operating assets and liabilities was primarily driven by an increase in accounts payable of €6.9 million, mostly due to the timing of vendor payments as compared to the same prior year period, a decrease in prepaid expenses and other assets of €5.6 million, primarily due to the end of our long-term sponsorship agreement in June 2024 that was included in prepaid advertising, and a decrease in tax receivables of €5.4 million, excluding the €1.4 million tax credits recorded in the fourth quarter of 2024 related to previously capitalized development costs. These positive changes were partly offset by an increase in accounts receivable of €4.3 million due to higher revenues in the fourth quarter of 2024 compared to the fourth quarter of 2023, and a decrease in income tax payables of €0.5 million.

Cash provided by investing activities during the twelve months ended December 31, 2024, was primarily driven by proceeds from sales and maturities of investments of €25.2 million. This was partly offset by the €10.2 million equity investment in Holisto Limited in the third quarter of 2024 and cash outflows of €2.8 million related to capital expenditures, including internal-use software and website development. The €1.0 million non-cash receipt of tax credits presented on the statement of cash flows relates to the total tax credits recorded in the fourth quarter of 2024 (see "Technology and Content" for more details). The net €0.4 million credit recorded in property and equipment on our unaudited condensed consolidated balance sheet consists of an initial €1.0 million non-cash credit, net of €0.6 million of accumulated depreciation related to depreciation expense already recognized in prior periods.

Cash used in financing activities during the twelve months ended December 31, 2024, was primarily driven by the payments totaling €0.7 million related to withholding taxes on net share settlements of equity awards.

trivago N.V. Condensed consolidated balance sheets
(€ thousands, except per share amounts) (unaudited)

ASSETS	As of December 31, 2024	As of December 31, 2023
Current assets:
Cash and cash equivalents	€133,745	€101,847
Restricted cash	342	342
Accounts receivable, net of allowance for credit losses of €958 and €936, respectively	25,652	23,613
Accounts receivable, related party	21,259	19,094
Short-term investments	—	25,225
Tax receivable	2,815	6,774
Prepaid expenses and other current assets	6,458	11,032
Total current assets	190,271	187,927

Property and equipment, net	8,210	10,079
Operating lease right-of-use assets	39,865	42,273
Equity method investments	13,170	5,329
Investments and other assets	3,856	3,847
Intangible assets, net	45,345	75,614
TOTAL ASSETS	€300,717	€325,069

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	€24,668	€17,930
Income taxes payable	1,613	2,087
Deferred revenue	1,041	1,176
Payroll liabilities	2,327	2,619
Accrued expenses and other current liabilities	17,667	9,874
Operating lease liability	2,363	2,301
Total current liabilities	49,679	35,987

Operating lease liability	36,070	38,434
Deferred income taxes	16,798	26,549
Other long-term liabilities	565	9,075

Stockholders’ equity:
Class A common stock, €0.06 par value - 1,523,230,720 shares authorized, 114,059,630 and 110,919,270 shares issued and outstanding at December 31, 2024 and December 31, 2023, respectively	6,843	6,655
Class B common stock, €0.60 par value - 237,676,928 shares authorized, 237,476,895 shares issued and outstanding at December 31, 2024 and December 31, 2023, respectively	142,486	142,486
Reserves	687,232	681,333
Contribution from Parent	122,307	122,307
Accumulated other comprehensive income	267	75
Accumulated deficit	(761,530)	(737,832)
Total stockholders' equity	197,605	215,024
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	€300,717	€325,069

trivago N.V. Condensed consolidated statements of operations
(€ thousands, except per share amounts) (unaudited)

	Three months ended December 31,		Twelve months ended December 31,
	2024	2023	2024	2023
Revenue	€60,640	€61,235	€287,929	€312,559
Revenue from related party	34,135	30,462	172,920	172,472
Total revenue	94,775	91,697	460,849	485,031

Costs and expenses:
Cost of revenue, including related party, excluding amortization (1)	2,674	2,748	11,266	11,971
Selling and marketing, including related party (1)(3)	63,617	63,725	368,249	345,639
Technology and content, including related party (1)(2)(3)	12,463	12,143	50,217	49,020
General and administrative, including related party (1)(3)	8,052	8,636	33,097	38,726
Amortization of intangible assets (2)	—	34	23	135
Impairment of intangible assets and goodwill	148	—	30,148	196,127
Operating income/(loss)	7,821	4,411	(32,151)	(156,587)

Other income/(expense)
Interest expense	(4)	(5)	(17)	(12)
Interest income	849	1,087	3,559	5,213
Other, net	(11)	(141)	362	(478)
Total other income, net	834	941	3,904	4,723

Income/(loss) before income taxes	8,655	5,352	(28,247)	(151,864)
Expense/(benefit) for income taxes	2,845	2,810	(6,254)	12,391
Income/(loss) before equity method investments	5,810	2,542	(21,993)	(164,255)
Loss from equity method investments	(751)	(48)	(1,705)	(221)
Net income/(loss)	€5,059	€2,494	€(23,698)	€(164,476)

Earnings per share available to common stockholders:
Basic	€0.01	€0.01	€(0.07)	€(0.48)
Diluted	0.01	0.01	(0.07)	(0.48)
Shares used in computing earnings per share:
Basic	350,324	345,538	349,622	344,937
Diluted	351,018	348,469	349,622	344,937

	Three months ended December 31,		Twelve months ended December 31,
	2024	2023	2024	2023
(1) Includes share-based compensation as follows:
Cost of revenue	€31	€38	€121	€146
Selling and marketing	592	136	939	463
Technology and content	320	401	1,322	1,728
General and administrative	1,691	699	6,069	7,168

(2) Includes amortization as follows:
Amortization of internal use software and website development costs included in technology and content	€791	€805	€3,185	€3,085
Amortization of acquired technology included in amortization of intangible assets	—	34	23	135

(3) Includes related party expense as follows:
Selling and marketing	€7	€26	€33	€94
Technology and content	604	407	1,726	1,618
General and administrative	12	39	55	63

trivago N.V. Condensed consolidated statements of cash flows
(€ thousands) (unaudited)

	Three months ended December 31,		Twelve months ended December 31,
	2024	2023	2024	2023
Operating activities:
Net income/(loss)	€5,059	€2,494	€(23,698)	€(164,476)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in):
Depreciation (property and equipment and internal-use software and website development)	462	1,115	3,725	4,421
Goodwill and intangible assets impairment loss	148	—	30,148	196,127
Share-based compensation	2,634	1,274	8,451	9,505
Deferred income taxes	157	1,128	(9,751)	(3,501)
Other, net	860	(58)	1,455	1,610
Changes in operating assets and liabilities:
Accounts receivable, including related party	20,767	25,241	(4,306)	6,691
Prepaid expenses and other assets	(1,807)	194	5,585	(3,565)
Accounts payable	(1,203)	(8,932)	6,898	(2,389)
Taxes payable/receivable, net	2,348	(6,062)	4,505	(16,532)
Other changes in operating assets and liabilities, net	(2,490)	(973)	(2,762)	(90)
Net cash provided by operating activities	€26,935	€15,421	€20,250	€27,801

Investing activities:
Purchase of investments	—	(25,225)	—	(25,225)
Proceeds from sales and maturities of investments	—	—	25,225	45,000
Capital expenditures, including internal-use software and website development	(698)	(897)	(2,800)	(3,514)
Investment in equity-method investee	—	—	(10,211)	—
Other investing activities, net	2	2	6	28
Net cash provided by/(used in) investing activities	€(696)	€(26,120)	€12,220	€16,289

Financing activities:
Proceeds from exercise of option awards	—	140	—	365
Payment of withholding taxes on net share settlements of equity awards	(96)	(2,017)	(699)	(6,380)
Dividends paid to shareholders	—	(184,381)	—	(184,381)
Other financing activities, net	(19)	(10)	(75)	(46)
Net cash used in financing activities	€(115)	€(186,268)	€(774)	€(190,442)

Effect of exchange rate changes on cash	33	(143)	202	(385)
Net increase/(decrease) in cash, cash equivalents and restricted cash	€26,157	€(197,110)	€31,898	€(146,737)
Cash, cash equivalents and restricted cash at beginning of the period	107,930	299,299	102,189	248,926
Cash, cash equivalents and restricted cash at end of the period	€134,087	€102,189	€134,087	€102,189
Supplemental cash flow information:
Cash received for interest	€902	€1,782	€3,571	€5,271
Cash paid for taxes, net of (refunds)	175	7,731	(1,264)	32,895
Non-cash investing and financing activities:
Receipt of tax credits	1,020	—	1,020	—

Earnings Per Share and Ownership of the Company
Basic and diluted earnings per share of common stock are computed by dividing net income/(loss) by the weighted average number of Class A and Class B shares outstanding during the period.

The following table presents our basic and diluted earnings per share:

	Three months ended December 31,		Twelve months ended December 31,
	2024	2023	2024	2023
Numerator (€ thousands)
Net income/(loss)	€5,059	€2,494	€(23,698)	€(164,476)

Denominator (in thousands)
Weighted average number of common shares:
Basic	350,324	345,538	349,622	344,937
Diluted	351,018	348,469	349,622	344,937

Net income/(loss) per share:
Basic(1)	€0.01	€0.01	€(0.07)	€(0.48)
Diluted(2)	€0.01	€0.01	€(0.07)	€(0.48)
(1) Basic net income/(loss) per common share is computed by dividing net income/(loss) by basic weighted average common shares outstanding.
(2) Diluted net income/(loss) per common share is computed by dividing net income/(loss) by the diluted weighted average common shares outstanding, which has been adjusted to include potentially dilutive securities. Diluted net income/(loss) per common share for the twelve-month periods ended December 31, 2024 and December 31, 2023 do not include the effects of the exercise of then-outstanding stock options as the inclusion of these instruments would have been anti–dilutive.

The split between Class A and Class B shares of trivago N.V. as of December 31, 2024 is as follows:

	Class A shares	Class B shares	Total
Number of shares	114,059,630	237,476,895	351,536,525
Shares in %	32%	68%	100%

Notes & Definitions:
Definitions of Non-GAAP Measures
Adjusted EBITDA:
We report Adjusted EBITDA and Adjusted EBITDA margin as supplemental measures to U.S. Generally Accepted Accounting Principles ("GAAP").

We define Adjusted EBITDA as net income/(loss) adjusted for:
•income/(loss) from equity method investment,
•expense/(benefit) for income taxes,
•total other (income)/expense, net,
•depreciation of property and equipment and amortization of intangible assets,
•impairment of, and gains and losses on disposals of, property and equipment,
•impairment of intangible assets and goodwill,
•share-based compensation, and
•certain other items, including restructuring, ADS cancellation fees, and significant legal settlements and court-ordered penalties.

We define Adjusted EBITDA margin as Adjusted EBITDA divided by total revenue.

From time to time, we may exclude from Adjusted EBITDA the impact of certain items that affect the period-to-period comparability of our operating performance.

Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP financial measures. A “non-GAAP financial measure” refers to a numerical measure of a company’s historical or future financial performance, financial position, or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with U.S. GAAP in such company’s financial statements. We present these non-GAAP financial measures because they are used by management to evaluate our operating performance, formulate business plans, and make strategic decisions on capital allocation. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our operating performance and consolidated results of operations in the same manner as our management, and the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure in comparing financial results between periods as these costs may vary independent of core business performance.

Adjusted EBITDA and Adjusted EBITDA margin have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results reported in accordance with U.S. GAAP, including net income/loss. Some of these limitations are:

•Adjusted EBITDA and Adjusted EBITDA margin do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•Adjusted EBITDA and Adjusted EBITDA margin do not reflect changes in, or cash requirements for, our working capital needs;
•Adjusted EBITDA and Adjusted EBITDA margin do not reflect expenses, such as restructuring and other related reorganization costs;
•Although depreciation, amortization and impairments are non-cash charges, the assets being depreciated, amortized or impaired may have to be replaced in the future, and Adjusted EBITDA and Adjusted EBITDA margin do not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; and
•Other companies, including companies in our own industry, may calculate Adjusted EBITDA and Adjusted EBITDA margin differently than we do, limiting their usefulness as comparative measures.

We periodically provide an Adjusted EBITDA outlook. We are, however, unable to provide a reconciliation of our Adjusted EBITDA outlook to net income/(loss), the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably or reliably predicted or are not in our control, including, in particular, the timing or magnitude of share-based compensation, interest, taxes, impairments, restructuring related costs and/or significant legal settlements and court-ordered penalties without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, net income/(loss) in the future.

Tabular Reconciliations for Non-GAAP Measures
Adjusted EBITDA and Adjusted EBITDA Margin (€ millions, unless otherwise stated)

	Three months ended September 30,		Three months ended December 31,		Twelve months ended December 31,
	2024	2023	2024	2023	2024	2023
Total revenue	€146.1	€157.9	€94.8	€91.7	€460.8	€485.0

Net income/(loss)	€(15.4)	€(182.6)	€5.1	€2.5	€(23.7)	€(164.5)
Loss from equity method investments	(0.9)	(0.1)	(0.8)	(0.0)	(1.7)	(0.2)
Income/(loss) before equity method investments	€(14.5)	€(182.6)	€5.8	€2.5	€(22.0)	€(164.3)
Expense/(benefit) for income taxes	(3.8)	(0.0)	2.8	2.8	(6.3)	12.4
Income/(loss) before income taxes	€(18.4)	€(182.6)	€8.7	€5.4	€(28.2)	€(151.9)
Add/(less):
Interest expense	0.0	0.0	0.0	0.0	0.0	0.0
Interest income	(0.8)	(1.8)	(0.8)	(1.1)	(3.6)	(5.2)
Other, net	(0.4)	0.1	0.0	0.1	(0.4)	0.5
Operating income/(loss)	€(19.6)	€(184.3)	€7.8	€4.4	€(32.2)	€(156.6)
Depreciation of property and equipment and amortization of intangible assets	1.1	1.1	0.5	1.1	3.7	4.6
Impairment of intangible assets and goodwill	30.0	196.1	0.1	—	30.1	196.1
Share-based compensation	2.2	3.1	2.6	1.3	8.5	9.5
Certain other items, including restructuring, ADS cancellation fees, significant legal settlements and court-ordered penalties(1)	—	—	0.0	0.5	0.0	0.5
Adjusted EBITDA	€13.6	€16.0	€11.1	€7.3	€10.2	€54.1
Adjusted EBITDA margin	9.3%	10.1%	11.7%	8.0%	2.2%	11.1%
Note: Some figures may not add up due to rounding.
(1) The €0.5 million presented within the certain other items line in the tabular reconciliation for the year ended December 31, 2023 is attributable to the ADS cancellation fees incurred in connection with our equity restructuring completed in the fourth quarter of 2023. As the equity restructuring was the result of the payment of the one-time extraordinary dividend, these fees were excluded when calculating Adjusted EBITDA in 2023.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
This review contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. These forward-looking statements are based on management’s expectations as of the date of this review and assumptions which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. The use of words such as "will," “intend” and “expect,” among others, generally identify forward-looking statements. However, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements and may include statements relating to future revenue, expenses, margins, profitability, net income / (loss), earnings per share and other measures of results of operations and the prospects for future growth of trivago N.V.’s business. Actual results and the timing and outcome of events may differ materially from those expressed or implied in the forward-looking statements for a variety of reasons, including, among others:
•the extent to which our strategy of increasing brand marketing investments positively impacts the volume of direct traffic to our platform and grows our revenue in future periods without reducing our profits or incurring losses;
•the continuing negative impact of having almost completely ceased television advertising in 2020 and only having resumed such advertising at reduced levels in recent years on our ability to grow our revenue;
•our reliance on search engines, particularly Google, whose search results can be affected by a number of factors, many of which are not in our control;
•the promotion by Google of its own product and services that compete directly with our hotel and accommodation search;
•our continued dependence on a small number of advertisers for our revenue and adverse impacts that could result from their reduced spending or changes in their cost-per-click, or (CPC), bidding or cost-per-acquisition (CPA) strategy;
•our ability to generate referrals, customers, bookings or revenue and profit for our advertisers on a basis they deem to be cost-effective;
•factors that contribute to our period-over-period volatility in our financial condition and result of operations;
•the potential negative impact of a worsening of the economic outlook and inflation on consumer discretionary spending;
•any further impairment of intangible assets;
•geopolitical and diplomatic tensions, instabilities and conflicts, including war, civil unrest, terrorist activity, sanctions or other geopolitical events or escalations of hostilities, such as the war in Ukraine and the ongoing conflict affecting the Middle Eastern region;
•increasing competition in our industry;
•our ability to innovate, integrate, and provide tools and services that are useful to our users and advertisers;
•our business model's dependence on consumer preferences for traditional hotel-based accommodation;
•our dependence on relationships with third parties to provide us with content;
•changes to and our compliance with applicable laws, rules and regulations;
•the impact of any legal and regulatory proceedings to which we are or may become subject; and
•potential disruptions in the operation of our systems, security breaches and data protection,

as well as other risks and uncertainties detailed in our public filings with the SEC, including trivago's Annual Report on Form 20-F for the fiscal year ended December 31, 2023, as such risks and uncertainties may be updated from time to time. Except as required by law, we undertake no obligation to update any forward-looking or other statements in this review, whether as a result of new information, future events or otherwise.